Exhibit 1

Media

Release

14 July 2015

Westpac completes sale of its operations in three Pacific Island nations

Westpac today announced the completion of the sale of its banking operations in the Cook Islands, Samoa and Tonga to the Bank of South Pacific Limited (BSP) for AUD$91m. The transaction was previously announced to the market on 29 January 2015 and will not have a material impact on Westpac Group’s financial position.

The proposed sale of Westpac’s Vanuatu operations will not proceed at this time. Given the impact of Cyclone Pam in Vanuatu, the Reserve Bank of Vanuatu decided that now is not the time for a change of operators in the country’s banking sector. Westpac will continue to support Vanuatu through its recovery process, and it will be business as usual for our customers and employees.

The proposed sale of Westpac’s Solomon Islands operations will not proceed at this time. BSP and Westpac are continuing consultation with the Central Bank of Solomon Islands in order to obtain all necessary approvals.

Westpac will retain its operations in its largest Pacific markets of Fiji and Papua New Guinea. Westpac is the longest serving bank in Fiji, having served for 114 years, and the first bank in Papua New Guinea, having been established in 1911.

ENDS

About Westpac in the Pacific

Westpac provides a comprehensive suite of financial products and services in Fiji, Papua New Guinea, the Solomon Islands and Vanuatu through its network of branches, ATMs, merchants and in-store banking facilities to meet the banking needs of a range of consumer, business, government, corporate and institutional customers.

For Further Information

Emma Rumble	Andrew Bowden
Media Relations	Investor Relations
T. 02 8254 3564	T. 02 8253 4008
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